FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of April, 2004 (Report No. 3)

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X           Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The press release attached as Exhibit 10.1 to this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's
Registration Statement on Form S-8, Registration No. 333-09840; (ii) the Registrant's Registration Statement on Form S-8, Registration
No. 333-12146; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; and (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

1. Press Release: Retalix Announces Public Offering of 3,000,000 Ordinary Shares. Dated: April 13, 2004.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     Retalix Limited
                                                     (Registrant)
Date: April 13, 2004.                                /s/ Guy Geri
                                                   ------------------------
                                                   By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit

10.1 Press Release: Retalix Announces Public Offering of 3,000,000 Ordinary Shares. Dated: April 13, 2004.

                                  EXHIBIT 10.1

Contact Information:
CCG Investor Relations                                   Retalix Limited
15300 Ventura Boulevard, Suite 303                       Barry Shaked, CEO
Sherman Oaks, CA 91403                                   Danny Moshaioff, CFO
(818) 789-0100                                           Retalix Limited
Crocker Coulson, Partner                                 (011) 972-9-776-6677
crocker.coulson@ccgir.com                                (760) 931-6940
-------------------------

FOR IMMEDIATE RELEASE

Retalix Announces Public Offering of 3,000,000 Ordinary Shares

Ra'anana, Israel, April 13, 2004 -- Retalix Ltd. (Nasdaq: RTLX), a provider of integrated enterprise-wide software solutions for the retail food and fuel industries worldwide, including supermarkets, convenience stores, and fuel stations, announced today that it plans to offer 3,000,000 of its ordinary shares in a registered public offering. Retalix will grant the underwriters of the offering a 30-day option to purchase up to an additional 450,000 ordinary shares to cover over-allotments, if any.

The offering is being made through an underwriting syndicate led by Citigroup Global Markets Inc., as the sole bookrunner, and joint lead manager UBS Securities LLC. Piper Jaffray & Co. and C.E. Unterberg, Towbin LLC will act as co-managers of the offering.

This announcement is not an offer to sell or the solicitation of an offer to buy any of these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of such state or jurisdiction. Copies of the preliminary prospectus supplement and accompanying prospectus relating to the offering may be obtained by contacting Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, Tel:
(212) 816-6000.

This press release contains forward-looking statements within the meaning of the private securities litigation reform act of 1995 and U.S. Federal securities laws. These forward-looking statements are based upon Retalix
Ltd.'s present expectations, but these statements and the implications of these statements are not guaranteed. For example, although this press release refers to an offering of up to 3,450,000 ordinary shares by Retalix Ltd., more or less than 3,450,000 ordinary shares may be sold and Retalix Ltd. is not required to sell all or any of the ordinary shares offered. Investors should not place undue reliance upon forward-looking statements. Retalix Ltd. undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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